One Astoria Federal Plaza
Lake Success, NY 11042-1085
(516) 327-3000

November 20, 2007

SENT VIA EDGAR

Mr. Christian N. Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
460 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 4563

Re:	Astoria Financial Corporation
Definitive 14A
Filed April 10, 2007
File No.: 001-11967

Dear Mr. Windsor;

I wish to acknowledge receipt of your letter dated September 26, 2007 concerning the Securities and Exchange Commission’s review of the executive compensation and other related disclosures contained in Astoria Financial Corporation’s (the “Company”) definitive proxy statement for its annual meeting of shareholders held on May 16, 2007 (the “Proxy Statement”). The following sets forth the Company’s responses to the issues you have raised.

Compensation Committee, page 11

1.
You discuss specific tasks performed by your compensation consultant, both in this section and in the Compensation Discussion and Analysis. Discuss, in detail, the scope of the assignment given to Watson Wyatt as part of its engagement with regard to 2006 compensation, including any instructions provided by the Committee. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

We propose that future filings that include a Compensation Discussion & Analysis and/or the disclosure required by Item 407(e)(3) of Regulation S-K will disclose whether the Compensation Committee engaged a consultant for the relevant period and, if it did, whether the consultant was engaged to advise the committee generally or to advise the committee with respect to specific matters.  Where the consultant was engaged to advise the committee generally, the disclosure will describe the consultant's primary activities.  Where the consultant was engaged for specific matters only, such specific matters will be identified.  In either event, the disclosure will describe any specific material instructions given to the consultant concerning its activities, including access to internal personnel for the development of information, and consultation with and delivery of information to management

For your supplemental information, we advise you that in 2006 the Compensation Committee did not engage a compensation consultant for any purpose.  However, in 2005, the Compensation Committee engaged Watson Wyatt to advise it with respect to three matters affecting compensation decisions for 2006.

First, at the Company’s annual shareholders’ meeting held on May 18 2005, the shareholders of the Company approved the 2005 Re-designated, Amended and Restated Stock Incentive Plan for Officers and Employees of Astoria Financial Corporation (the “Stock Incentive Plan”). The Stock Incentive Plan authorized the grant of stock options, restricted stock and restricted stock units and stock appreciation rights. The Stock Incentive Plan gave to the Compensation Committee broad latitude to specify the terms and conditions of such grants. Watson Wyatt was retained to assist the Compensation Committee in developing a new equity grant program consistent with the authorization provided to the Compensation Committee pursuant to the Stock Incentive Plan.1 It was the intention of the Committee that such program would be utilized at year end 2005 and thereafter to determine equity grants levels and terms. As an initial step in making its recommendations to the Compensation Committee, Watson Wyatt undertook the compensation analysis described beginning on page 12 of the Proxy Statement.

Second, Watson Wyatt was also requested to assist the Compensation Committee with respect to two additional items. At the time, the Company maintained a mandatory retirement policy for its executive officers which would have required the retirement of any executive officer who reached 70 years of age.2 The Company’s CEO was then 67 years of age. Watson Wyatt was asked to advise the Compensation Committee as to what adjustments, if any, might be typical with respect to equity compensation grants or other forms of compensation as a CEO approached retirement. Watson Wyatt was also asked to review the change of control provisions of the executive officers’ employment agreements and comment on such provisions.

Third, Watson Wyatt was also initially asked to advise the Compensation Committee regarding terminating or freezing benefit accruals under Astoria Federal
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1 The proxy statement states that Watson Wyatt was retained in 2006. In fact, Watson Wyatt was retained in 2005 to assist in establishing compensation for 2006.
2 This policy was abolished in July 2007.

 Savings and Loan Association’s (the “Association”) qualified defined benefit plan. After an initial discussion of the implications of such actions, the Compensation Committee determined not to pursue this issue at that time.

The only instruction provided to Watson Wyatt beyond the scope of their engagement, outlined above, was to direct that a preliminary draft of their report would be simultaneously delivered to both the Chairman of the Compensation Committee and to management. This process was established to ensure that Watson Wyatt was free from any interference from management in presenting their conclusions to the Committee’s representative and so that management would be provided with an opportunity to review the report so that any errors or inaccuracies could be corrected by Watson Wyatt before a final report was presented to the Compensation Committee.

2.
It appears that your Chief Executive advises and makes recommendations to the Committee regarding his own performance as well as regarding the compensation of the company’s executive officers, including the named executives. In the Compensation Discussion and Analysis section, you state that the Committee may consult with members of “management” in making decisions regarding compensation. Please discuss the participation by other members of management as part of the Committee’s decision making process. Please refer to Item 407(e)(3)(ii) of Regulation S-K.

Pursuant to the Company’s Corporate Governance Guidelines, the Company’s directors, including members of the Compensation Committee, have complete and open access to any officer of the Company. From time to time, the members of the Compensation Committee may discuss with other officers of the Company compensation related issues.  We propose that future filings that include a Compensation Discussion and Analysis and/or the disclosure required by Item 407(e)(3) of Regulation S-K will identify each executive officer of the Company who, during the relevant period, attended meetings of, provided information to or was consulted by the Compensation Committee in relation to the compensation of named executive officers.  Such disclosure will describe the nature of each such individual's participation in this regard.

We advise you, suppplementally, that in 2006, the Company's Chief Executive Officer, Mr. Engelke, participated by invitation in meetings of the Compensation Committee and was consulted by members of the Compensation Committee outside of its formal meetings with regard to his own compensation expectations and with regard to compensation strategies for other named executive officers that would recognize, reward and encourage conduct in support of the Company's short-term and long-term business plans. The Company’s Executive Vice President with oversight responsibility for the Company's human resources function, Mr. Greenberg, and the Company's Executive Vice President and General Counsel, Mr. Eggleston, also participated by invitation in meetings of the Compensation Committee; were consulted by members of the Compensation Committee outside of its formal meetings and provided statistical data and other information to such members. Mr. Eggleston, from time to time, provided advice concerning the legal aspects of the Company's compensation and benefits programs.

Pursuant to the terms of the Charter of the Compensation Committee of the Company, as disclosed on page 11 of the Proxy Statement, the Compensation Committee is charged with responsibility for three areas:

(i)
discharging the responsibilities of the Board relating to the Company’s compensation and benefit plans and practices, including its executive compensation plans and its incentive compensation and equity-based plans;

(ii)	producing an annual Compensation Committee Report as required by the Securities and Exchange Commission for inclusion in the Company’s proxy statements; and
(iii)	otherwise assisting the Board in its oversight responsibilities with respect to the human resources, compensation and benefits activities of [the Company} and its subsidiaries.

Consistent with the purpose of these disclosures, we do not propose to include in them information concerning management's participation in those aspects of the Compensation Committee's activities that relate to broad-based plans and programs that do not affect named executive officers differently than other salaried employees or that relate to the compensation decisions for individuals other than the named executive officers.

Transactions with Certain Related Persons, page 13

3.
You disclose that officers and directors are entitled to discounts on mortgage and home equity loans. Provide the revised representations required by Instruction 4 to Item 404(a) of Regulation S-K. If you are not able to provide the representations, provide the information required by Item 404(a) for any loan that exceeds the threshold amount that was outstanding during the year.

For the reasons set forth below, we respectfully believe that the disclosure in the Proxy Statement complied with the requirements of Item 404(a) of Regulation S-K in this regard.

The Company, through the Association, offers discounted loans to its employees and directors who meet certain specified service requirements under specified conditions. This employee and director benefit, which is described in detail on page 30 of the Proxy Statement, is a compensation program which does not provide for any other deviation from the Association’s standard underwriting criteria, and is only available to the Association’s officers (as employees), employees and directors.

While the Company, at page 13 of its Proxy Statement has provided substantially the required statement for exclusion of the referenced transactions pursuant to Instruction 4 to Item 404(a)(4)(c), we have noted that in some cases the officer or director may be entitled to a discounted interest rate under this program. We recognize that such transactions, which are not on substantially the same terms as would be available to an unrelated party, may not be excluded in reliance on such instruction.

For each director and named executive officer that received a discount we have identified such person and included the economic benefit of such discount in the “All Other Compensation” column of the Director Compensation Table on page 20 of the Proxy Statement and in the Summary Compensation Table and related All Other Compensation Table on page 33 of the Proxy Statement. The Company has thus excluded the detail of the indebtedness that has been provided to its named executive officers and directors at a discount in reliance on Instruction 5(a) and 5(b) to Item 404.. These transactions arise solely from an employee and director benefit. As such, we believe the exclusion in the instruction cited allows us to exclude the details of the indebtedness transaction, because the amount of compensation realized by the named executive officer or director is disclosed pursuant to Item 402. The footnote disclosure for each of the All Other Compensation Table and the Director Compensation Table excludes the specific amount of the benefit realized for each loan, because the requisite thresholds set forth in Instruction 4 to Item 402(c)(2)(ix) and in Instruction 3 to Item 402(k)(2)(vii) were not met.

Supplementally, please note that one executive officer during 2006 had a discounted loan that was not disclosed in the Proxy Statement consistent with the instructions to Item 404. This individual was not a named executive officer and the requirements of Instruction 5(a)(ii) to Item 404(a) were satisfied. Other than the directors and named executive officers identified in the Summary Compensation Table and the Director Compensation Table and the one additional officer noted above, no other director or executive officer or other related person had a mortgage loan with a discounted interest rate or otherwise does not meet the representations required by Instruction 4 to Item 404(a).

We believe, therefore, that we have complied with the requirements of Item 404(a) in this regard.

4.	Disclose whether your policy for the approval of related party transactions is maintained in written form. Please refer to Item 404(b)(iv) of Regulation S-K.

We propose that future filings that include the disclosure required by Item 404(b) will state that the Company’s policy regarding the approval of related party transactions is in writing and is contained in the Company’s Code of Business Conduct and Ethics, which is available on the Company’s website.

Compensation Discussion and Analysis, page 21

5.
You disclose that the Committee considers the compensation of executives of similar sized thrifts in setting the compensation of your named executive officers, to ensure that compensation to Astoria’s executives is competitive.

You also specifically mention the 2005 SNL Executive Compensation Review, Banks and Thrifts. Also, on page 12 you disclose that Watson Wyatt created a peer group for Astoria in 2006. Please disclose and explain how the Committee uses the information provided by these measurements of other companies’ executive compensation. In particular, please clarify whether the Committee considers these amounts in making compensation awards using its discretional authority, or if the Committee targets a particular percentage for the size of overall compensation or any particular element of compensation. Furthermore, you disclose that the size of compensation in the Banking and Thrift industry is largely tied to the size and complexity of a particular institution. Please discuss whether the Committee tracks the compensation practices of any particular subgroup of institutions. If the Committee does track a particular group, please discuss the group used in determining the past fiscal year compensation and identify the members of the group. Please refer to Item 402(b)(1)(iv) and (v) and 402(b)(2)(xiv) of Regulation S-K.

We propose that future filings that include a Compensation Discussion and Analysis will identify each material source of competitive or peer group information to which the Compensation Committee has referred in making compensation decisions for named executive officers, where such information relates to a specific group of institutions or a class of institutions meeting certain defined criteria, the specific components of the peer group or criteria used to define the group, and whether the Compensation Committee has used such information generally to inform its exercise of discretion on making compensation decisions or has used the information in a formulaic manner to set compensation according the set benchmarks.

For your supplemental information, as noted beginning on pages 11 and 23 in the Proxy Statement, the Compensation Committee had available to it comparative data regarding the compensation paid to named executives at other financial institutions. It receives this data annually from the SNL publication noted, and from time to time from compensation consultants retained by the Compensation Committee. The Compensation Committee did not benchmark or index the compensation of the Company’s named executives or other executive officers to that of any other specific institutions or group of institutions for 2006, nor did it track or consistently utilize a single specific list of institutions. The Committee reviewed and considered the information that it obtained and exercised its discretion in establishing the compensation provided to each named executives or other executive officers.

6.
You disclose a number of factors, from industry surveys to measurements of corporate performance which impact the size of individual portions of the named executive officers compensation. However, in discussing both short term non-equity compensation and longer term equity compensation, you do not discuss specifically how the Committee determined the size of compensation awards given to the named executive officers for performance during the year. If the Committee looks to a particular factor, like a desire to maintain compensation consistent with your peers, discuss that factor. If the Committee considers these factors and then uses its discretion to set the actual target payout amounts, then that use of discretion must be discussed. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) and (vi) of Regulation S-K.

We propose that future filings that include a Compensation Discussion and Analysis and/or the disclosure required by Item 402(b)(1)(v) and Item 402(b)(2)(v) and (vi) of Regulation S-K will disclose the use of comparative data by the Compensation Committee in connection with the exercise of its discretionary authority and, if not, will specify how such data is specifically used.

We advise you supplementally that for 2006 and prior years short term non-equity incentive compensation was provided to the executive officers pursuant to the shareholder approved Astoria Financial Corporation Executive Incentive Plan (the “Incentive Plan”). The Incentive Plan provides a number of potential performance objectives for selection by the Compensation Committee and the Company discloses on page 25 of the Proxy Statement that the specific targets are established by the Compensation Committee based upon the Company’s business plan which is approved by the Board of Directors. Once established, the goals are effective for that plan year and are subject to change only under very limited circumstances provided for in the Incentive Plan.

In determining how much a particular executive shall be eligible to earn under the Incentive Plan, we noted on Page 24 of the Proxy Statement that the Compensation Committee received comments from the compensation consultants retained by the Compensation Committee and considered those comments in structuring the performance targets. The nature of the comments received from the consultants related to the proportion of cash compensation which was performance based and the overall amount of cash compensation targeted to be paid to each of the executive officers. Ultimately, however, the Committee retains the discretion to establish both the specific performance targets and potential payout percentages for specific target achievement for each of the executive officers. The Compensation Committee established these targets and percentages prior to the end of the first quarter of 2006.At the time the targets for 2006 were established, the Committee exercised its discretion to do so.

The granting of equity compensation occurs similarly. The plans under which equity compensation has been awarded to the executive officers provide the Compensation Committee with extremely broad latitude in establishing the specific amount and terms of the equity compensation granted. As noted on page 27 the Proxy Statement, the Compensation Committee routinely considered, in determining the amount of the grants, the value of the grants made to each specific individual. The methodology utilized to determine the value to be granted was developed in consultation with the Compensation Committee’s compensation consultant which advised the Compensation Committee regarding levels of equity grants made to comparable positions at peer organizations. The peer institutions utilized by the compensation consultants are described in the Proxy Statement at page 12.

 The Committee considered such data and ultimately set the amount of such awards utilizing its discretion.

7.
You disclose that the base salaries of the named executive officers increased in 2006, largely as a result of “increases in the cost of living within the market from which AFC draws its workforce.” Please clarify the source of the analysis of changes in cost of living within your market area. Please refer to Item 402(b)(l)(v) of Regulation S-K.

We propose that future filings that include a Compensation Discussion and Analysis and/or the disclosure required by Item 402(b)(l)(v) of Regulation S-K will disclose the source of the analysis of the changes in cost of living within the Company’s market area used by the Company in connection with any increases to the base salaries of the named executive officers.

For your supplemental information, we advise you that as part of the Compensation Committee’s overall responsibility to oversee the human resources, compensation and benefits activities of the Company and its subsidiaries, executive management, through the Company’s Human Resources Department, reports to the Compensation Committee annually on the salary guideline for increases that are to be utilized by all of the Company’s managers in establishing pay increases for all employees, including the executive officers, for the coming year. This guideline once approved by the Compensation Committee is utilized to develop the Company’s annual business plan and is considered by all managers, in the aggregate, in establishing pay increases for all employees over the coming year. The Human Resources Department develops its recommendation by researching wage increases generally in the market both in which the Company and the Association operate and where their employees reside. When we performed our analysis for 2006, the Human Resources Department, based upon its research, recommended, and we utilized, a 3.75% aggregate merit increase and a 2.50 salary structure adjustment to salary grades.

 The guideline recommended by the Human Resources Department is not a specific target that must be adhered to by the Compensation Committee in establishing executive officer compensation. The report provided to the Committee is simply one additional element of information the Compensation Committee considers in exercising its discretion in establishing the salary levels of the executive officers. The Proxy Statement disclosure at page 24 that salaries (of the named executive officers) increased an average of 4.89%, with a high of 5.95% and a low of 4.31%, was designed to convey that the increases primarily reflect cost of living increases and were not provided to compensate any executive for assuming a greater level of responsibility within the Company.

The Company will appropriately expand its discussion in future filings regarding the source of the market wage data generally in establishing executive officer compensation.

8.	On page 22 you discuss the share ownership requirements for the named executive officers. Identify the ownership requirements for the officers as a multiple of their salaries.

We propose that future filings that include a Compensation Discussion and Analysis will disclose the share ownership requirements for the named executive officers.

We advise you supplementally that the Compensation Committee has established the executive officer ownership guidelines as follows:

a)	The Chief Executive Officer is to hold direct or indirect non-derivative share of the Company’s common stock equal to 5 time his annual salary;
b)	The remaining executive officers are to hold an amount of such securities equal to 3 times their annual salaries.

While the policy contains a phase-in period to accommodate promotions or new hires, all Company executive officers for 2006 exceeded the minimums by a substantial margin without regard to any phase-in period.

9.
You discuss adjustments made to the performance targets due to material events during 2006, including larger repurchase activities and the termination of equity swaps. Clarify whether these revisions were the result of a determination by the Committee that such a result better reflects the portion of performance which the named executives had control over, or if the adjustments were required by the Executive Incentive Plan. Also, to the extent that these adjustments were done at the discretion of the Compensation Committee, please clarify the cumulative effect of the adjustments relative to the performance measurements. Furthermore, please discuss any material changes to performance targets for the upcoming year over the targets disclosed for 2006. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(vi) of Regulation S-K.

We propose that future filings that include a Compensation Discussion and Analysis and/or the disclosure required by Item 402(b)(1)(v) and Item 402(b)(2)(vi) of Regulation S-K will disclose a comparison of the nature of the adjustments to performance targets utilized in that year with those utilized in prior years, as described below.

For your supplemental information, we advise you that the Incentive Plan is designed to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The adjustments reflected in the Company’s Proxy Statement were not after the fact adjustments made to the performance targets utilized under the

Incentive Plan for 2006. Rather, they were adjustments pre-approved in advance by the Compensation Committee as authorized by the Plan at or closely in time to the time that the performance targets were initially established in the first quarter of 2006. They were preauthorized adjustments to the Company’s GAAP performance to determine whether the performance targets had been satisfied. In other words, the performance targets that were set  for purposes of the Incentive Plan represent non-GAAP performance targets approved in advance.

For example, the Proxy Statement indicates on page 26 that net income was reduced by $867,000 relating to lower Association ESOP expense as a result of fluctuating AFC Common Stock prices during 2006 from that assumed in the business plan. The Company’s annual business plan from which the performance targets are derived, in the discretion of the Committee, projects ESOP expense for the coming year based upon two factors: eligible compensation over which the executives have control in managing the business and the average stock price for the year, over which they have far more limited control. At the time the Incentive Plan goal was established, the Compensation Committee indicated that in measuring the executives’ performance the assumed stock price utilized in the business plan would be used, resulting in the adjustment. Were adjustments of this nature not pre-approved, the Plan, would not be in compliance with Code Section 162(m).3

Ultimately, the adjustments were made because the Compensation Committee believed the results more accurately measured the performance of the executives over which the executives have control. The manner in which the adjustments were approved, not the specific adjustment themselves, is required by the Plan.

We quantify in the Proxy Statement beginning on page 25 what the dollar impact was of each of the adjustments made to GAAP results. We do not believe that providing the shareholders with what the incentive payouts would have been had the targets or manner of calculation been pre-approved differently than was actually the case would provide meaningful useful information.

We do not believe that Item 402 of Regulation S-K required us to compare compensation elements utilized for 2006 with those for 2007.

Our understanding, based upon my description to you during our telephone conversation of October 25, 2007 of the nature and timing of the adjustments made, is that you concur that no additional disclosure is necessary with respect to the circumstances set forth in our Proxy Statement for the 2006 cash incentive compensation. As I noted on the telephone, the Company is prepared in future filings to compare the nature of the adjustments utilized in the year being disclosed with those utilized in prior years. The nature of the adjustments has generally been consistent from year to year. The only exception for 2006 was the adjustment related to the interest rate swap termination, which, while pre-approved, was anticipated to be a one-time transaction.
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3 The Compensation Committee has the discretion to reduce an incentive payout, but not the authority to increase it in a discretionary fashion.

10.
Discuss why Astoria Financial entered into employment agreements with the named executive officers and how these agreements, and their specific terms, met the goals of the compensation program of Astoria Financial. Please discuss how the Committee determined each material term, including the payment schedule, was appropriate. For example, discuss any evaluation of peer practices or any negotiation between the company and the relevant named executive officers. Please refer to Item 402(b)(1)(iii) and (v) and Item 402(b)(2)(XV) of Regulation S-K.

We propose that future filings that include a Compensation Discussion and Analysis and/or the disclosure required by Item 402(b)(1)(iii) and (v) and Item 402(b)(2)(XV) of Regulation S-K will disclose whether or not any consideration was given to amending the employment contracts of one or more of the named executive officers and the efforts undertaken by the Compensation Committee to evaluate peer practices in this area.

We advise you supplementally that the Company did not enter into or amend any of its employment contracts with its executive officers during or in a manner affecting 2006. The terms and conditions of those contacts, as in effect in 2006, other than salary, were determined in 2004.

The Proxy Statement at page 22 describes the manner in which the contracts support the goals and objectives of the compensation program. Astoria Financial has a highly skilled, experienced management team with a proven track record of performance. Their backgrounds provide the Company with significant management flexibility. Astoria Financial has a significant investment in time and money in the management team it has assembled over many years. The retention of such individuals is a significant goal and that goal is assured by having employment contracts with the executive officers.

The Proxy Statement indicates at page 22 that the change of control arrangement specified for the executives is an important component of their retention.

Management, from time to time, specifically in 2005, 2006 and again in 2007 in preparing the Proxy Statement, has prepared for the Compensation Committee an estimate of amounts payable to the executive officers, among others, under various termination scenarios. As noted in response to Comment No. 1 of this letter, the Compensation Committee has sought the advice of independent outside consultants regarding certain termination scenarios. The Compensation Committee in each instance has not found it necessary or advisable to amend the timing or amount of payments that would be due the executive officers under the employment agreements other than as may be impacted by changes in salary.

Management from time to time also discusses with the Board of Directors consolidation that has occurred within the banking and thrift industry and discusses with the Compensation Committee severance packages paid in such transactions. Management also discusses with the Compensation Committee from time to time trends that management observes in the executive compensation arena generally.

11.
Discuss the Reasons for the material differences in compensation policies and amounts paid to the various named executive officers. Please refer to Section II.B.1 of Commission Release No. 33.8732A. In particular, please provide a discussion of how and why the compensation of your CEO differs so significantly from that of the other named executive officers. If policies or decisions relating to him are materially different than the other officers, please discuss this on an individualized basis. Please also refer to Item 402(b)(2)( vii) of Regulation S-K.

We propose that future filings that include a Compensation Discussion and Analysis will disclose whether or not there are material differences in compensation policies applicable to the named executives. For 2006, the differences in compensation policies applicable to the Chief executive and the other named executives were all disclosed in the Proxy Statement.

We advise you supplementally that for 2006 there were only four differences in the compensation policies that applied to the Chief Executive Officer and those applicable to the other executive officers, all four of which were discussed in the Proxy Statement.

The Chief Executive Officer has his country club dues paid for by the Association4 and he is provided with a minimal expense account. These immaterial differences are noted in the discussion regarding perquisites and are included in the All Other Compensation column of the Summary Compensation Table in the Proxy Statement.

Certain executive officers, including the Chief Executive Officer, participate in the Supplemental Pension Plan. The named executives who participate, the reason for establishing the plan and the manner in which participants were selected is outlined in the Additional DB Plan Information section of the Proxy Statement at page 38.

The remaining variation relates to differences in the terms of equity grants made to the executive officers in 2006. The Proxy Statement, at page 27, relates in detail that, in view of the accounting requirements of SFAS 123R, the Compensation Committee, after consulting with an independent outside consulting firm, set the terms of the equity grant to the Chief Executive Officer to accelerate vesting upon retirement only upon his retirement following his having reached the then mandatory retirement age of 70. The other executive officers were provided grants that would vest upon retirement having reached normal retirement age of 65, as applied to all other grant recipients.
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4 The employment contracts of all the executive officers allow the Board to make this determination on a case by case basis.

We propose that future filings that include a Compensation Discussion and Analysis will disclose the reasoning behind material differences in compensation paid to the chief executive and other named executive officers.

We advise you supplementally that for 2006 the difference in the compensation level paid to the Chief Executive Officer compared to the other executive officers and in particular the next highest compensated executive is reflective of the increased level of duties and responsibilities of the Chief Executive Officer relative to the balance of the executive officers and was established in the discretion of the Compensation Committees following its review of input from its independent compensation consultants and the other data discussed more fully above. This difference in compensation level is influenced in large measure by federal tax law limits on the amount of guaranteed compensation that may be paid on a tax deductible basis and by the Compensation Committee’s assessment of the greater degree to which the Chief Executive Officer may directly influence, and thus should be financially rewarded or accountable for, the Company’s performance, the performance of his subordinates and the extent of achievement of other relevant goals and objectives

Pension Benefits, page 38

12.
Please explain, in the narrative discussion, the terms and assumptions used to value the Supplemental Plan, since it appears that Mr. Redman is eligible for the plan but his plan value is $O. Please refer to Item 402(h)(3) of Regulation S-K.

We propose that future filings that include the disclosure required by 402(h)(3) of Regulation S-K will clarify the assumptions used in calculating the present value of the accumulated benefits under the Pension Benefit Table.

We advise you supplementally that under the Pension Benefits Table included in the Proxy Statement on page 40, the amount of an employee’s accumulated benefit is determined based upon credited service and earnings through December 31, 2006. The present value calculation of that benefit assumes employment through age 65, but with no additional service credit. As indicated on page 39 of the Proxy Statement, while Mr. Redman is a participant in the Supplemental Plan, based upon his service and earnings at December 31, 2006, he would not presently be entitled to any benefit under the plan due to the plan specified adjustment to his benefit described in footnote 1 of the Pension Benefit Table. The amount of the accumulated benefit and present value calculations were provided to the Company by an outside l firm retained to provide actuarial services to the Company and whose expertise was relied upon by the Company

The Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Alan P. Eggleston
Alan P. Eggleston
Executive Vice President, Secretary and General Counsel